3-11

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

André G. Pernet
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures:
- Press Release dated March 22, 2002, reporting that Genset Announces the Appointment of Marc Vasseur as Senior Vice President.

FOR IMMEDIATE RELEASE

Contacts:

GENSET
+331 55 04 59 00
André Pernet
President & Chief Executive Officer

BURNS McCLELLAN
+1 212 213 0006
Media : Justin Jackson
Investors: John Nugent

Marc Vasseur Appointed Senior Vice President of Genset

Press Release

Paris, France, March 22, 2002 – Genset S.A. (**Nasdaq**: GENXY; **Euroclear**: 5433), today announced the appointment of Marc Vasseur, Ph. D., as Senior Vice President of Genset. Mr. Vasseur will be responsible for the development of strategic projects in the Central Nervous System (CNS) field.

Reporting directly to André Pernet, President and CEO of Genset, Mr. Vasseur will collaborate principally with Daniel Cohen and his team, which is responsible for scientific strategy, as well as with the Company's CNS research operations located at the Evry research center south of Paris.

With respect to Vasseur's arrival, André Pernet said, "I am very happy to have Marc Vasseur return to Genset. His experience will be key to the success of the programs we wish to develop. With his capabilities and enthusiasm, Marc will contribute significantly to our ability to add value to our efforts in CNS."

Marc Vasseur co-founded Genset in 1989 and served as Chief Biology Officer until July 2000. Mr. Vasseur was previously a professor of molecular biology at the University of Paris and was a scientist at the Cancer Research Institute and the Pasteur Institute, both in Paris, as well as in the United States and Asia. He has authored more than 75 scientific publications and patents and published a book on molecular cancer biology. Mr. Vasseur decided to leave his career as a pure scientist to pursue industry, first as a director of life science research at l'Oréal and then as a co-founder of Genset. Mr. Vasseur has actively participated in the management of several investment funds, was involved in the creation of various start-ups and has served as director of several biotechnology companies. In August 2000, he founded Pasteur Mediavita, a multimedia publishing company in life science and medicine, and held the position of CEO until March 8, 2002.

About Genset: Genset is a genomics-based pharmaceutical company focused on generating a pipeline of drug targets and candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset now intends to pursue and validate novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the obesity and diabetes fields named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Genset's news releases are available on the Company's Web site at http://www.genxy.com.

GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ**

Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : March 26, 2002

By: ______________________

Name: Jonathan Burnham
Title: General Counsel